NOTES TO FINANCIAL STATEMENTS

1. Chapter 11 Proceedings and Basis of Financial Statement
Presentation

In November 1989, in an effort to improve the company's operating results and generate cash to pay maturing debt obligations, the company implemented a restructuring program involving the sale of certain marginal operations and facilities. Although progress was made in implementing the restructuring program, depressed economic conditions and the shortage of financing available to potential buyers during 1990 impeded the company's ability to complete the sale of all assets within the time frame and at the values estimated in 1989. In addition, during the fourth quarter of 1990, the company was unable to secure short-term borrowing arrangements, at acceptable terms and conditions, following the November 1990 termination of its revolving-credit agreement and its agreement with financial institutions to sell trade receivables. Without such financing or other sources of cash, the company probably would have been in default under its long-term debt agreements in the first quarter of 1991. The company decided to seek reorganization under Chapter 11 of Title 11 of the United States Code ("Chapter 11") to achieve a long-term solution to its financial, litigation and business problems. On December 10, 1990 (the "petition date"), Lone Star Industries, Inc. together with certain of its subsidiaries (including two subsidiaries on December 21, 1990) ("filed companies"), filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), and began operating their respective businesses as debtors-in-possession. On February 17, 1994, the Bankruptcy Court confirmed the company's Plan of Reorganization which had been sent along with a related Disclosure Statement, to all creditors and security holders involved in the company's bankruptcy proceedings, in late 1993 and which had been overwhelmingly approved by such creditors and security holders (the "confirmed plan"). It is expected that the confirmed plan will become effective by March 31, 1994 (See Note 3).

Under Chapter 11, the filed companies cannot pay claims which arose prior to the filing of the petitions for relief under the federal bankruptcy laws outside of the plan of reorganization or without specific Bankruptcy Court authorization. These claims, which will be satisfied pursuant to the plan of reorganization, are reflected in the December 31, 1993 and 1992 consolidated balance sheets as liabilities subject to Chapter 11 proceedings. Additional amounts for claims may arise from claims for contingencies and other disputed amounts that are not included in the debtors' books and records as remaining unresolved claims are liquidated (See Note 17).

The filed companies have received approval from the Bankruptcy Court to pay certain of their prepetition obligations. Such obligations have been included in the appropriate liability captions on the accompanying consolidated balance sheets. Claims secured by the assets of the filed companies ("secured claims") also may not be paid outside the plan of reorganization or without specific Bankruptcy Court authorization, and actions to enforce the claims against the filed companies' assets are stayed, although the holders of such claims have the right to move the Bankruptcy Court for relief from the stay.

As a result of the Chapter 11 filings, events of default occurred with respect to substantially all of the company's debt which was outstanding as of the petition date. Default remedies since the petition date have been stayed. In addition, the company has discontinued accruing interest on its unsecured prepetition debt obligations.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities and commitments in the normal course of business. The appropriateness of using the going concern basis is dependent upon, among other things, the company's future profitable operations, and the ability to generate sufficient cash from operations, asset sales (See Note 4) and
financing sources to meet obligations.   The accompanying
consolidated financial statements do not include any adjustments relating to the recoverability of the carrying value of recorded asset amounts or the amounts and classification of liabilities that might be necessary as a consequence of the plan of reorganization becoming effective. The company expects to adopt "fresh-start" reporting, in accordance with the Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", upon the effectiveness of its plan of reorganization. See Note 3, "Plan of Reorganization", including pro forma information for further discussion of estimated adjustments to the carrying values of historical assets and liabilities that will be required in future financial statements to reflect the plan of reorganization becoming effective.

The company is not actively marketing certain facilities which were classified as assets held for sale in the 1989 restructuring program and, in accordance with the confirmed plan of reorganization the company expects to retain certain of these operating facilities.

Accordingly, prior to the plan of reorganization becoming effective these operations continued to be classified as assets held for sale in the accompanying consolidated financial statements. In accordance with its plan of reorganization, the company expects to dispose of certain assets which were not previously included in the company's restructuring program and are not currently classified as assets held for sale (See Note 4).

The accompanying consolidated financial statements include results of both filed and non-filed entities. The entities which had not filed for reorganization under Chapter 11 primarily consist of the foreign operations, the joint ventures and a subsidiary with net assets of $45,780,000, which mainly consists of a cement plant in Florida leased to a third party (See Notes 10 and 11).


2. Summary of Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of Lone Star Industries, Inc. and all domestic and foreign subsidiaries. All intercompany transactions have been eliminated. Joint ventures are accounted for under the equity method.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined principally by the average cost method.

Property, Plant and Equipment - Property, plant and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Significant expenditures which extend the useful lives of existing assets are capitalized. Maintenance and repair costs are charged to current earnings. Cost depletion is calculated using the units of production method. The cost of assets and related accumulated depreciation is removed from the accounts when such assets are disposed of, and any related gains or losses are reflected in current earnings.

Income Taxes - Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. Provision is made for appropriate taxes on the unremitted earnings of joint ventures and foreign subsidiaries which are not considered to be permanently reinvested or restricted. The company's equity income in corporate joint ventures is presented on a pre-tax basis. Joint venture taxes are combined with the company's tax provision.

Pension Plans - The company and certain of its consolidated subsidiaries have a number of retirement plans which cover substantially all of its employees. Defined benefit plans for salaried employees provide benefits based on employees' years of service and average compensation for a specified period of time. Defined benefit plans for hourly paid employees, including those covered by multi-employer pension plans under collective bargaining agreements, generally provide benefits of stated amounts for specified periods of service. The company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employees Retirement Income Security Act of 1974 ("ERISA"). Assets of the plans are administered by an independent trustee and are invested principally in fixed income, equity securities and real estate.

Income Per Common Share - Primary income per common share is based on the weighted average number of shares outstanding in each year after providing for cumulative preferred dividends including amounts in arrears (See Notes 22 and 23). Fully diluted income per common share assumes that dilutive convertible preferred stock had been converted and dilutive stock options had been exercised at the beginning of each year or on the date of issuance.

Cost in Excess of Net Assets of Businesses Acquired - The excess of the cost of purchased businesses over the fair value of net assets at dates of acquisition is amortized using the straight-line method over periods not to exceed forty years.

Cash and Cash Equivalents - Cash equivalents include the company's marketable securities which are comprised of short-term, highly liquid investments with original maturities of three months or less.
Marketable securities are recorded at cost, which approximates market value.


3. Plan of Reorganization

On February 17, 1994 the Bankruptcy Court confirmed the Lone Star Plan of Reorganization (the "confirmed plan"). At the hearing for the confirmation of the plan, the Official Committee of Equity Holders and certain other parties withdrew their objections to confirmation of the plan as a result of negotiated settlements. The Alternative Plan which had been proposed by that committee was rejected by the company's creditors and preferred shareholders and was withdrawn. In accordance with the confirmed plan certain core cement, ready-mixed concrete and construction aggregates operations will constitute the reorganized Lone Star. Other non-core assets of the company including the Nazareth, Pennsylvania cement plant, the Santa Cruz, California cement plant and the company's interest in the RMC LONESTAR, Hawaiian Cement and Lone Star Falcon joint ventures and certain surplus properties will be transferred to a liquidating corporation for distribution for the benefit of creditors. The confirmed plan is expected to become effective in late March 1994 and distributions to the creditors and shareholders would begin immediately thereafter.

The confirmed plan, provides that allowed unsecured claims (currently estimated to amount to about $570,000,000) would receive their pro rata share of (i) approximately $182,700,000 in cash expected to be available on the effective date, (ii) $78,000,000 senior unsecured notes of the reorganized company, (iii) $138,000,000 secured notes of the liquidating company, to be paid out of the proceeds from the disposition of its assets (the notes and the indenture under which they are to be issued provide for a guarantee by reorganized Lone Star and in an amount not to exceed $20,000,000 plus interest to become payable should a specified principal amount of such secured notes not be paid by 1997. The principal amount of such secured notes is to be reduced by the proceeds, if any, from certain asset dispositions and from certain other matters occurring prior to the effective date of the plan of reorganization) and (iv) approximately 85.0% of the common equity of reorganized Lone Star.

Holders of preferred stock will receive their pro rata share of 10.5% of the common equity of reorganized Lone Star and 1,250,000 warrants to purchase common stock of the reorganized Lone Star. The holders of common stock of Lone Star will receive the balance of the reorganized company's common equity and 2,753,333 warrants to purchase common stock in the reorganized Lone Star. The warrants proposed to be issued to the preferred and common shareholders will be exercisable through December 31, 2000 and will provide for the purchase of shares of the common stock of reorganized Lone Star at a price of $18.75 a share.

In connection with the confirmation of the company's plan, the Lone Star Board of Directors has been reconstituted.

Pro Forma Information

The company will account for the plan of reorganization utilizing the fresh start reporting principles as contained in the Statement of Position No. 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Upon adoption of fresh start reporting, the value of the company as determined in the confirmed plan of reorganization will be allocated to the company's net assets in conformity with the procedures specified by Accounting Principles Board Opinion No. 16, "Business Combinations".

The following pro forma condensed financial information of the company and its subsidiaries illustrates the presently estimated financial effects of the implementation of the company's plan of reorganization (which will result in the end of the company's 1989 Restructuring Program) and its adoption of fresh start reporting. Pro forma statement of operations data for the year ended December 31, 1993 have been presented as if the company had emerged from Chapter 11 bankruptcy proceedings and adopted fresh start reporting as of January 1, 1993. Pro forma balance sheet data is presented as if the effectiveness of the plan of reorganization had occurred and the company adopted fresh start reporting on December 31, 1993.

The pro forma data is unaudited. Asset appraisals for fresh start reporting have not yet been completed and amounts shown are subject to changes and revisions due to the results of appraisals, differences between the estimates used to develop the pro forma statements and the actual amounts and other changes resulting from operations and other activities during the period from December 31, 1993 through March 31, 1994, when the company intends to adopt fresh start reporting.



                     Lone Star Industries, Inc.
     Pro Forma Condensed Consolidated Balance Sheet (Unaudited)
                          December 31, 1993
                            (In Millions)
                                           Effect of
                                            Plan of
                                       Reorganization
                                       and Fresh Start   ProForma
                              Historical   Reporting     Results

Assets

Cash and marketable
 securities................   $    244.4  $   (218.4) $     26.0
Assets held for sale.......         20.6       (20.6)          -
Other current assets.......         90.2        15.6       105.8
  Total current assets.....        355.2      (223.4)      131.8

Assets held for sale.......         65.7        54.3       120.0
Property, plant and equipment,
 net.......................        398.1      (117.0)      281.1
Investment in joint ventures        88.6       (70.9)       17.7
Other......................         17.3       (15.3)        2.0
  Total assets.............   $    924.9  $   (372.3) $    552.6

Liabilities and shareholders' equity

Accounts payable, accrued
 liabilities and other current
 liabilities...............   $     79.7  $    (15.4) $     64.3
Liabilities subject to
 Chapter 11 proceedings....        627.9      (627.9)          -
Postretirement benefits other
 than pensions.............        142.0       (15.4)      126.6
Long-term debt.............            -       198.0       198.0
Other liabilities..........         25.3        45.1        70.4

Redeemable preferred stocks         37.5       (37.5)          -
Non-redeemable preferred
 stocks....................          0.2        (0.2)          -
Common stock...............         18.1        (6.1)       12.0
Additional paid-in-capital.        239.9      (158.6)       81.3
Retained earnings..........       (187.9)      187.9           -
Pension liability adjustment       (21.2)       21.2           -
Treasury stock, at cost            (36.6)       36.6           -

  Total liabilities and
   shareholders' equity....   $    924.9  $   (372.3) $    552.6


                     Lone Star Industries, Inc.
            Pro Forma Statement of Operations (Unaudited)
                For the Year Ended December 31, 1993
                            (In Millions)

                                           Effect of
                                            Plan of
                                        Reorganization
                                       and Fresh Start   ProForma
                              Historical   Reporting     Results

Revenues:
Net sales..................   $    240.1  $     30.4  $    270.5
Joint venture income.......         20.4       (17.0)        3.4
Other income...............         11.2        (7.4)        3.8
                                   271.7         6.0       277.7

Deductions from revenues:
Cost of sales..............        193.9        25.9       219.8
Provision for litigation
 settlements...............          2.5        (2.5)          -
Selling, general and
 administrative............         41.3        (3.2)       38.1
Depreciation and depletion.         26.3        (3.7)       22.6
Interest expense...........          1.6         7.8         9.4
                                   265.6        24.3       289.9

Income (loss) before
 reorganization items......          6.1       (18.3)      (12.2)
Reorganization items:
Loss on sale of assets.....        (37.3)       37.3           -
Other......................        (10.5)       10.5           -
Total reorganization items.        (47.8)       47.8           -

Loss before income taxes and
 cumulative effect of change
 in accounting principles..        (41.7)       29.5       (12.2)

Credit (provision) for income
 taxes.....................          6.4        (7.5)       (1.1)

Loss before cumulative effect
 of changes in accounting
 principles................   $    (35.3) $     22.0  $    (13.3)



The above pro forma condensed financial information includes estimated adjustments for the following items:

As a result of the implementation of the plan of reorganization and adoption of fresh start reporting the company's 1989 Restructuring Program will end effective March 31, 1994. Asset balances related to the cement plants at Pryor, Oklahoma and Maryneal, Texas, which were formerly included in assets held for sale have been reclassified to the appropriate balance sheet captions. Operating results of these operations are included in the pro forma consolidated operating results for the year ended December 31, 1993.

The December 31, 1993 assets and liabilities which will be transferred to a liquidating corporation for distribution for the benefit of creditors, have been reclassified to assets held for sale. The related operating results have been eliminated from the pro forma statement of operations for the year ended December 31, 1993.

The December 31, 1993 cash and marketable securities and liabilities subject to Chapter 11 proceedings balances have been adjusted to reflect the expected payments to creditors, to the liquidating corporation and to pay professional fees and other expenses. In addition, liabilities to be assumed by the new company have been reclassified to the appropriate balance sheet caption.

Finished goods inventories have been written up to their estimated net selling prices less cost of disposal as required by fresh start reporting.

Property, plant and equipment balances at December 31, 1993 have been adjusted to reflect the estimated values of the assets under fresh start reporting. Pro forma consolidated operating results for the year ended December 31, 1993 have been adjusted to include the estimated change in depreciation expense related to the new values. The depreciation expense is subject to change based on appraisals of individual assets.

The unamortized balances of intangible assets have been eliminated from the pro forma December 31, 1993 balance sheet in accordance with fresh start reporting requirements.

Long-term debt, including the senior unsecured notes of the reorganized company and the secured notes of the liquidating company, has been included in the pro forma consolidated balance sheet as of December 31, 1993. The related interest expense has been included in the pro forma statement of operations for the year ended December 31, 1993.

Common and preferred shareholders' equity of the old company has been eliminated and replaced with common equity of the new company as of December 31, 1993. The provision for preferred dividends for the year ended December 31, 1993 has been eliminated from the statement of operations. Warrants will be assigned a value based on an allocation of equity.

The 1993 provision for litigation settlements has been eliminated.

All Chapter 11 reorganization items included in the pro forma statement of operations for the year ended December 31, 1993 have been eliminated.

The pension and postretirement benefits other than pensions liabilities have been adjusted to the estimated present values of future obligations including settlements reached with the Pension Benefit Guaranty Corporation and retirees in accordance with the requirements of fresh start reporting. The pro forma statement of operations has been adjusted to reflect the reduction in expenses resulting from the settlements.


4. Restructuring and Other Unusual Charges

In November 1989, the Board of Directors approved a restructuring program which included the planned sale of certain facilities and marginal businesses, interests in certain joint ventures, an investment in preferred stock, surplus real estate, and certain other assets, and resulted in a pre-tax provision of $311,500,000 in 1989. The assets to be sold, including related current and other assets, have been classified as assets held for sale in the accompanying consolidated balance sheets at their then estimated net realizable values (as revised in 1990).

Although progress had been made in implementing the restructuring program, depressed economic conditions and the shortage of financing available to potential buyers during 1990 impeded the company's ability to complete the sale of all assets within the time frame and at the values estimated in 1989. As a result, the company recorded an additional restructuring charge of $63,400,000 which included $8,200,000 to adjust the carrying value of the remaining assets held for sale to their then current estimated net realizable value, $14,400,000 for anticipated operating losses until disposition of the assets, $24,200,000 for the estimated additional costs of environmental cleanup actions and other costs associated with operations to be disposed, and $16,600,000 for estimated losses on other operations to be curtailed or disposed of and expenses associated with company-wide cost reduction programs.
In 1991, the company received $29,166,000 in cash from the sale of the following assets held for sale:

- -  The company's Polymer-GraniteTM operation in Canada.
- - A note receivable related to the sale of the company's interest in Pacific Coast Cement Corporation.
- - The company's remaining one percent interest in the Mountain Cement Company joint venture.
- -  A corporate airplane, barges and certain parcels of real estate.

In addition, the New Orleans cement plant lease was cancelled by the lessee effective December 31, 1991. In January 1992, the company began using the New Orleans silos and dock as a terminal for the Cape Girardeau, Missouri cement plant. The terminal related asset balances have been reclassified from assets held for sale to property, plant and equipment as of December 31, 1991 (See Note 21).

In 1992, the company received $7,934,000 in cash from the sale of the following assets held for sale:

- - A ready-mixed concrete and construction aggregates operation in Massachusetts.
- -  A concrete block operation in Tennessee.
- -  Certain parcels of real estate.

In addition, the company reduced its prepetition debt and interest obligation by $1,089,000 through the exchange of a parcel of land.

In 1993, the company received $9,206,000 in cash from the sale of the following assets held for sale:

- -  A portion of a former plant site in Kansas.
- -  Certain parcels of real estate.

The assets carried on the company's books at December 31, 1993 as assets held for sale include the cement plants at Pryor, Oklahoma; and Maryneal, Texas; the company's interest in Lone Star Falcon, an owner of a leased cement terminal in southern Texas; and various parcels of surplus property.

The company is not actively marketing certain of the facilities which were identified for sale in the 1989 restructuring program and, in accordance with the confirmed plan of reorganization, the company will retain certain of these operating facilities. Due to the uncertainty at December 31, 1993 as to which of these assets, if any, would ultimately be retained, these operations continued to be classified as assets held for sale in the accompanying consolidated financial statements. In accordance with its plan of reorganization, the company intends to dispose of certain assets which were not previously included in the company's restructuring program and are not currently classified as assets held for sale in the accompanying consolidated balance sheets.

Operating results related to assets held for sale included income of $8,100,000 and $3,100,000 in 1993 and 1992 and losses in 1991 of
$1,800,000. The results from the operations held for sale were offset by increases to restructuring and other unusual charges primarily related to environmental monitoring, clean-up and legal costs associated with the properties classified as assets held for sale.


5. Asset Dispositions

In March 1993, the company sold substantially all of the equipment and inventory of Southern Aggregates for $721,000.

In September 1993, the company sold its 49.6% interest in Companhia Nacional de Cimento Portland, a Brazilian joint venture, for $69,629,000 in cash. A pre-tax loss of $37,335,000, offset by a tax benefit of $12,500,000, was recognized on the transaction and is included in reorganization items in the accompanying consolidated statements of operations.

In September 1993, the company sold one of its cement terminals which had been leased to a third party, for $812,000.

In August 1992, the company sold all the capital stock of Compania Argentina de Cemento Portland, S.A. ("CACP") for $38,000,000 in cash. CACP held a 50% interest in Cemento San Martin, S.A., a joint venture in Argentina, and substantially all of the capital stock of Canteras de Riachuelo, S.A., a crushed stone operation in Uruguay. The transaction resulted in a pre-tax gain of $15,525,000 which is included in reorganization items in the accompanying consolidated statements of operations.

In December 1992, the company sold its 50% interest in LSM Concrete Tie Company for $1,675,000.

In December 1991, the company sold all of the capital stock of Compania Uruguaya de Cemento Portland, a producer of portland cement in Uruguay, for $4,135,000. A pre-tax gain of $391,000 was recognized on the transaction and is included in reorganization items in the accompanying consolidated statements of operations.

The operations sold in 1993, 1992 and 1991 contributed the following results for the years ended December 31, 1993, 1992 and 1991 through their respective dates of disposition (in thousands):

                                    1993        1992        1991

Net sales.................... $      118  $    1,339  $   15,638
Joint venture income......... $    9,745  $   28,056  $   12,695
Net income................... $    4,564  $   13,727  $    5,133



6. Accounts and Notes Receivable

Receivables consist of the following (in thousands):

                                                1993        1992

Trade accounts and notes receivable.....  $   37,185  $   31,935
Other notes receivable..................         299       1,566
Other receivables.......................      20,451       8,669
                                              57,935      42,170
Less: Allowance for doubtful accounts...       8,913       8,033
                                          $   49,022  $   34,137


Due to the nature of the company's products, a majority of the company's accounts receivable are from businesses in the construction industry. Although the company's customer base is geographically diversified, collection of receivables is partially dependent on the economics of the construction industry.


7. Inventories

Inventories consist of the following (in thousands):

                                                1993        1992

Finished goods..........................  $   20,277  $   22,996
Work in process and raw materials.......       1,987       3,010
Supplies and fuel.......................      16,162      12,498
                                          $   38,426  $   38,504



8. Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

                                                1993        1992

Land....................................  $   21,934  $   21,243
Buildings and equipment.................     633,273     623,058
Construction in progress................       4,116       6,737
Automobiles and trucks..................      21,184      17,610
Other...................................       2,323       2,255
                                             682,830     670,903
Less accumulated depreciation and
 depletion..............................     284,745     262,632
                                          $  398,085  $  408,271



9. Interest Costs

Interest costs incurred during 1993, 1992 and 1991 were $1,832,000, 2,406,000, and $4,612,000, respectively. Interest capitalized during 1993, 1992 and 1991 was $195,000, $196,000 and $1,310,000,
respectively. Interest paid during 1993, 1992 and 1991 was $123,000, $119,000 and $287,000, respectively. Contractual interest for 1993, 1992 and 1991 was $31,227,000, $31,914,000 and $33,357,000,
respectively. As discussed in Note 1 the filed companies have stopped accruing interest on their unsecured prepetition debt.


10. Foreign Operations

The accompanying consolidated financial statements include the following with respect to the company's operations in Argentina, Brazil, Uruguay and Nova Scotia, Canada as of, and for the years ended, December 31, 1993, 1992 and 1991 (in thousands):

                                    1993        1992        1991

Current assets............... $    8,515  $    7,981  $    8,149
Property, plant and equipment
 net.........................      7,897       9,015      10,860
Investment in joint ventures:
  Companhia Nacional de
   Cimento Portland ("CNCP").        -       105,702      69,554
  Other joint ventures.......        -           -        19,580
Other assets.................      2,292       1,773       1,825
Current liabilities..........     (1,592)     (1,470)     (1,078)
Net (payable) receivable from
 Lone Star Industries........    (17,284)     22,375     (15,508)
Other liabilities............        -           -        (1,754)
Net assets................... $     (172) $  145 376  $   91,628
Net sales.................... $    9,273  $    9,799  $   24,633
Joint venture income......... $    9,745  $   27,989  $   12,276
Income before income taxes and
 cumulative effect of change
 in accounting principle..... $    9,184  $   43,599  $   12,835
Income before cumulative
 effect of change in
 accounting principle........ $    4,989  $   32,019  $   11,094
Cumulative effect of change
 in accounting principle..... $      -    $   23,788  $      -
Net income................... $    4,989  $   55,807  $   11,094


The company's 49.6% interest in Companhia Nacional de Cimento
Portland, ("CNCP") a Brazilian joint venture was sold in September 1993 for $69,629,000 and an after-tax loss of $24,835,000 was recognized.

All of the capital stock of Compania Argentina de Cemento Portland, S.A. ("CACP") was sold in August 1992 for $38,000,000 and a gain of $15,525,000 was recognized. CACP held the company's 50% interest in the Cemento San Martin, S.A. joint venture and substantially all of the capital stock of Canteras de Riachuelo, S.A. The proceeds of $38,000,000 is reflected in the above table in 1992 as a receivable from Lone Star Industries. The cement operation in Uruguay was sold in December 1991 for $4,135,000 and a gain of $391,000 was recognized. The pre-tax gains and losses on the above sales are included in reorganization items on the accompanying consolidated statements of operations.

None of the company's foreign operations have filed for reorganization under Chapter 11.


In 1992, the company and CNCP, its remaining international joint venture at December 31, 1992, adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The effect of the adoption of SFAS No. 109 on the financial results of foreign operations for the year ended December 31, 1992 was to decrease earnings by approximately $2,660,000. The cumulative effect of the change in accounting principle as of January 1, 1992 was an increase in earnings of $23,788,000.

The impact of the adoption of SFAS No. 109 on foreign operations, as reflected in the above table, is limited to the effect on local income taxes. For discussion of the effect of the adoption on consolidated taxes, see Note 31.


11.  Joint Ventures

The company's investment in and advances to joint ventures at December 31, 1993 and 1992 are as follows (in thousands):

                                                1993        1992


RMC LONESTAR............................  $   32,543  $   25,950
Hawaiian Cement.........................      31,985      30,502
Kosmos Cement Company...................      24,149      25,774
CNCP....................................         -       105,702
Other joint ventures....................        (103)        (54)
                                          $   88,574  $  187,874


The amount of cumulative unremitted earnings of joint ventures included in consolidated retained earnings at December 31, 1993, was $22,194,000.

During 1993, 1992 and 1991, respectively, $15,294,000, $8,331,000 and
$12,512,000 in distributions were received from joint ventures.

None of the company's joint ventures have filed for reorganization under Chapter 11.


Companhia Nacional de Cimento Portland ("CNCP")

CNCP was a joint venture formed in 1979 when the company and Lafarge Coppee, S.A. combined substantially all of their Brazilian operations. The company owned a 49.6% interest in the combined entity which operates four cement plants and a grinding facility in Brazil.

Summarized financial information based on the consolidated financial statements of CNCP as of and for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):





                                    1993        1992        1991

Current assets............... $      -    $  101,220  $   57,034
Property, plant and equipment
 net.........................        -       149,989     150,340
Other assets.................        -         7,013       6,002
Current liabilities..........        -       (41,055)    (21,631)
Other liabilities............        -       (15,388)    (64,203)
Net assets................... $      -    $  201 779  $  127,542
Net sales.................... $   50,967  $  125,647  $   96,327
Gross profit................. $   24,729  $   61,017  $   28,101
Income before income taxes and
 cumulative effect of change
 in accounting principle..... $   20,190  $   51,423  $   16,276
Income before cumulative
 effect of change in
 accounting principle........ $   11,728  $   29,765  $   12,152
Cumulative effect of change
 in accounting principle..... $      -    $   47,980  $      -
Net income................... $   11,728  $   77,745  $   12,152


In September 1993, the company completed the sale of its 49.6% interest in CNCP for $69,629,000. The above table includes results for CNCP for the portion of the year in which the company recorded its proportional share of income. The transaction resulted in a pre-tax loss of $37,335,000 and a tax benefit of $12,500,000 which are included in reorganization items and credit for income taxes in the accompanying consolidated statements of operations.

At December 31, 1992 and 1991 the excess of the investment by the company over its share of the underlying net tangible assets of CNCP was $7,159,000 and $7,795,000, respectively, and was being amortized over twenty-five years.

The effect of the adoption of SFAS No. 109 by CNCP in 1992 for the year ended December 31, 1992, was to decrease local earnings by approximately $5,400,000.


RMC LONESTAR

RMC LONESTAR is a partnership formed in 1987 at the time of the sale of a 50% partnership interest in the company's ready-mixed concrete, aggregates, cement terminals, building materials and trucking operations in northern California. The partnership is leasing from the company its cement manufacturing plant in Santa Cruz, California at an annual rental of $10,048,000 through 1997 and $8,548,000 from 1998 through 2007. The excess of the average rent over the annual rent paid during the initial years of the lease is included in the company's investment and advances to joint ventures. The lease contains a purchase option at the end of years ten, eleven and twenty for the plant's then fair market value but not less than the plant's then net book value. The carrying value of the plant at December 31, 1993, net of accumulated depreciation is $91,063,000.

Summarized financial information of RMC LONESTAR as of and for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):

                                    1993        1992        1991

Current assets............... $   47,108  $   43,090  $   45,134
Property, plant and equipment
 net.........................    162,134     172,771     183,345
Other assets.................     26,986      26,776      26,097
Payable to Lone Star
 Industries..................    (11,833)     (3,500)        -
Current liabilities..........    (45,638)    (36,700)    (32,932)
Long-term debt...............    (62,000)    (83,000)    (91,700)
Other liabilities............    (24,384)    (24,870)    (25,885)
Net assets................... $   92,373  $   94,567  $  104,059
Net sales.................... $  164,756  $  159,054  $  173,010
Gross profit................. $   18,916  $   19,127  $   26,735
Pre-tax loss................. $   (6,930) $   (9,117) $   (3,597)


At December 31, 1993, 1992 and 1991, the company's share of the underlying net assets of RMC LONESTAR exceeded its investment by $41,477,000, $44,834,000 and $48,246,000, respectively, and is being amortized over the estimated remaining life of the assets.

During 1993, the company advanced to RMC LONESTAR, $5,000,000 in cash, received a promissory note for $5,833,000 of deferred rent payments, and capitalized $2,500,000 of notes receivable from RMC LONESTAR, resulting in a net payable to the company of $11,833,000 at December 31, 1993. The company expects to advance to RMC LONESTAR additional funds in 1994.


Hawaiian Cement

Hawaiian Cement is a manufacturer of cement, ready-mixed concrete and construction aggregates in Hawaii. The company has a 50% interest in the entity.


Summarized financial information of Hawaiian Cement as of and for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):

                                    1993        1992        1991

Current assets............... $   18,146  $   22,964  $   24,607
Property, plant and equipment
 net.........................     69,701      69,593      64,435
Other assets.................      2,492       1,897       1,705
Current liabilities..........     (7,471)     (7,237)     (6,328)
Long-term debt...............    (14,500)    (21,000)    (24,000)
Net assets................... $   68,368  $   66,217  $   60,419
Net sales.................... $   96,562  $  108,067  $  107,220
Gross profit................. $   21,380  $   22,821  $   19,567
Pre-tax income............... $   14,338  $   15,890  $   15,651


At December 31, 1993, 1992 and 1991, the company's share of the underlying net assets of Hawaiian Cement exceeded its investment by $2,199,000, $2,607,000 and $3,523,000, respectively and is being amortized over the estimated remaining life of the assets.

Lone Star's interest in Hawaiian Cement is owned by subsidiaries of Lone Star that have not filed for bankruptcy.


Cemento San Martin, S.A.("CSM")

CSM is a manufacturer of cement in Argentina. The company owned through Compania Argentina de Cemento Portland ("CACP"), a wholly owned subsidiary of the company, a 50% interest in CSM until August 1992.

Summarized financial information of CSM as of December 31, 1991 and for the seven months ended July 31, 1992 and the year ended December 31, 1991 is as follows (in thousands):

                                                1992        1991

Current assets..........................  $      -    $   15,788
Property, plant and equipment, net......         -        34,169
Other assets............................         -         1,432
Current liabilities.....................         -        (8,128)
Long-term debt..........................         -        (2,857)
Net assets..............................  $      -    $   40,404
Net sales...............................  $   31,111  $   48,225
Gross profit............................  $   10,262  $   19,132
Income before income taxes..............  $    6,112  $    9,665
Net income..............................  $    4,473  $   10,266


In August 1992, CACP was sold for $38,000,000. The transaction resulted in a pre-tax gain of $15,525,000 which is included in reorganization items in the accompanying consolidated statement of operations.

In November 1991, CACP purchased 50% of the preferred stock of CSM for $3,760,000. This was recorded as an increase in the company's investment in joint ventures on the accompanying consolidated balance sheet.


Kosmos Cement Company ("Kosmos")

Kosmos is a partnership with cement plants in Kosmosdale, Kentucky and Pittsburgh, Pennsylvania, in which the company owns a 25% interest.

Summarized financial information of Kosmos as of and for the years ended December 31, 1993, 1992 and 1991 is as follows (in thousands):

                                    1993        1992        1991

Current assets............... $   24,236  $   28,268  $   22,485
Property, plant and equipment
 net.........................     74,713      75,327      79,718
Cost in excess of net assets
 of businesses acquired......     25,497      26,242      26,987
Current liabilities..........     (3,449)     (4,165)     (3,120)
Other liabilities............     (3,329)        (96)       (230)
Net assets................... $  117,668  $  125,576  $  125,840
Net revenues................. $   65,597  $   62,769  $   62,500
Gross profits................ $   15,027  $   13,545  $   10,906
Income before cumulative effect
 of change in accounting
 principle................... $   12,218  $    7,736  $    7,828
Cumulative effect of change in
 accounting principle........ $    3,126  $      -    $      -
Net income................... $    9,092  $    7,736  $    7,828


At December 31, 1993, 1992 and 1991, the company's share of the underlying net assets of Kosmos Cement Company exceeded its investment by $5,260,000, $5,619,000 and $6,049,000, respectively and is being amortized over the estimated remaining life of the assets.


Other Joint Ventures

Other joint ventures at December 31, 1992 and 1991, includes the company's 50% interest in LSM Concrete Tie Company.

Summarized financial information of other joint ventures in which the company participates, none of which is of significant size individually, as of and for the years ended December 31, 1992 and 1991 is as follows (in thousands):



                                                1992        1991

Current assets..........................  $      -    $    3,008
Property, plant and equipment, net......         -         1,772
Other assets............................         -            20
Current liabilities.....................         -          (530)
Net assets..............................  $      -    $    4,270
Net revenues............................  $      736  $    9,768
Gross profits...........................  $      124  $    1,335
Net income..............................  $       75  $      833


In December 1992, the company sold its interest in LSM Concrete Tie Company for $1,675,000.

Investments in joint ventures included in the company's restructuring program have been reclassified to assets held for sale and are excluded from the above summarized financial information (See Note 4).


12. Cost in Excess of Net Assets of Businesses Acquired

Cost in excess of net assets of businesses acquired and accumulated amortization are as follows (in thousands):

                                                1993        1992

Cost in excess of net assets of businesses
 acquired...............................  $   10,793  $   10,859
Less accumulated amortization...........       1,520       1,200
                                          $    9,273  $    9,659



13. Accounts Payable

Accounts payable consist of the following (in thousands):

                                                1993        1992

Trade...................................  $   11,327  $   12,331
Other...................................       4,752       1,786
                                          $   16,079  $   14,117


Accounts payable balances as of the petition date have been classified as liabilities subject to Chapter 11 proceedings on the accompanying consolidated balance sheets (See Note 17).







14. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

                                                1993        1992

Postretirement benefits other than
 pensions...............................  $   11,432  $   10,955
Insurance...............................       7,463       9,279
Professional fees.......................       8,352       7,389
Pensions................................       6,684       6,687
Environmental matters...................       4,475       1,389
Taxes other than income taxes...........       3,309       4,158
Payroll and vacation pay................       3,488       3,240
Other...................................      15,150      14,038
                                          $   60,353  $   57,135


Accrued liabilities as of the petition date, except for those approved for payment or those which the company believes will be paid in the ordinary course of business in the following year, have been classified as liabilities subject to Chapter 11 proceedings in the accompanying consolidated balance sheets (See Note 17).


15. Other Current Liabilities

Other current liabilities consist of the following (in thousands):

                                                1993        1992

Current portion of production payment...  $    2,000  $    4,000
Income taxes payable....................       1,227         -
                                          $    3,227  $    4,000


Other current liabilities as of the petition date, except those approved for payment or those which the company believes will be paid in the ordinary course of business in the following year, have been classified as liabilities subject to Chapter 11 proceedings in the accompanying consolidated balance sheets (See Note 17).


16. Notes Payable to Banks

There were no outstanding notes payable to banks during 1993 or at December 31, 1993 and 1992. The maximum aggregate notes payable to banks at any month end was $1,894,000 during 1991; the average borrowings were $800,000 during 1991; and the daily weighted average interest rate on aggregate borrowings was 22.0% during 1991. The unusually high interest rate of 22.0% for 1991 reflects interest expense charged on local short-term borrowings at the Uruguayan operations.



17. Liabilities Subject to Chapter 11 Proceedings

Liabilities subject to Chapter 11 proceedings at December 31, 1993 and 1992 consist of the following (in thousands):

                                                1993        1992

Long-term debt..........................  $  322,403  $  323,526
Letters of credit.......................      66,678      66,982
Crosstie litigation settlement..........      57,200      57,200
Other liabilities.......................      46,298      44,479
Accrued liabilities.....................      40,493      28,625
Pensions................................      37,269      28,106
Accounts payable........................      29,095      29,538
Accrued interest........................      15,502      13,673
Production payment (See Note 20)........      13,000      19,000
                                          $  627,938  $  611,129


Long-term debt subject to compromise at December 31, 1993 and 1992 includes the following (in thousands):

                                                1993        1992

8-3/4% Notes due 1992...................  $  150,000  $  150,000
9-3/4% Promissory Notes due 1993 and 1994     90,000      90,000
9-1/2% Note due 1991....................      50,000      50,000
9.9% Term-Loan due 1995.................      25,000      25,000
Pollution Control, Industrial Development
 and Industrial Revenue Bonds due 1991-
 2008...................................       6,365       7,465
Other notes and debentures..............       1,038       1,061
                                          $  322,403  $  323,526


Letters of credit (used to insure payment of certain pollution control, industrial development and industrial revenue bonds) have been drawn down by the related debt holders. Liabilities for letters of credit which have been drawn down are considered to be unsecured liabilities subject to compromise and, as such, interest is no longer accrued. Letters of credit which support debt with principal amounts totalling $64,278,000 at December 31, 1993 do not contain a contractual provision for interest. No interest for these liabilities has been included in the reported contractual interest expense for the years ended December 31, 1993, 1992 and 1991.

The filed companies stopped accruing interest on all of their unsecured debt as of the petition date. The amount of interest not accrued but considered to be part of contractual interest for the years ended December 31, 1993, 1992 and 1991 was $29,592,000,
$29,704,000 and $30,055,000, respectively.

At the petition date, all liabilities subject to Chapter 11 proceedings were considered to be liabilities subject to compromise. The company has determined that only a small portion of its prepetition obligations are, in fact, fully secured. Consequently, all liabilities subject to Chapter 11 proceedings continue to be considered liabilities subject to compromise.

Interest expense, primarily related to the production payments, of $1,832,000, $2,401,000 and $4,394,000 has been accrued for the years ended December 31, 1993, 1992 and 1991, respectively.

The company reached an agreement, with Bankruptcy Court approval in April 1992, with two banks which jointly issued a significant portion of the letters of credit whereby the banks agreed not to assert any claims for interest during the post-petition period on $45,329,000 of prepetition debt obligations.

During 1991, the company continued the process of identifying all prepetition claims. As a result, additional items were reclassified as liabilities subject to Chapter 11 proceedings. In addition, the company recorded accruals totalling $5,838,000 for the year ended December 31, 1991, for estimated claims related to rejected executory contracts. The bar date for filing claims in the company's bankruptcy
was October 15, 1991.   Claims filed by creditors and scheduled by the
filed companies, excluding intercompany claims of $870,000,000 and claims for which amounts were not specified ("unliquidated claims"), totalled $1,742,000,000. To date, claims for approximately $1,110,000,000 have been objected to by the company and expunged by the Bankruptcy Court. The remaining total resolved and unresolved claims amount to approximately $570,000,000. Unresolved claims will be handled in accordance with the plan of reorganization and Bankruptcy Court procedures. Estimation proceedings, if necessary, will be completed prior to the plan becoming effective and a portion of the distribution to creditors will be withheld pending final resolution of these claims.

Certain pollution control and industrial development and industrial revenue bonds are backed by letters of credit purchased by the company and which can be drawn upon in the event the company fails to make payments due on the bonds. In accordance with the underlying agreements, letters of credit totalling $66,678,000 at December 31, 1993 are considered to have been drawn upon as of that date. Once the letters of credit are drawn upon, the amounts drawn constitute unsecured claims and interest is no longer being accrued.


18. Reorganization Items

The effects of transactions occurring as a result of the Chapter 11 filings have been segregated from ordinary operations in the accompanying consolidated statements of operations. Such items for the years ended December 31, 1993, 1992 and 1991, include the following (in thousands):

                                    1993        1992        1991

Professional fees and
 administrative expenses..... $  (15,572) $   (8,546) $   (5,766)
Interest income..............      5,102       4,500       4,219
Rejected executory contracts.        -           -        (5,838)
                                 (10,470)     (4,046)     (7,385)
Gain/(loss) on sale of assets    (37,335)     15,525         391
                              $  (47,805) $   11,479  $   (6,994)


Professional fees and administrative expenses related to the filed companies' Chapter 11 proceedings are expensed as incurred. Interest income represents interest earned on cash accumulated as a result of the Chapter 11 proceedings. The loss on the sale of assets in 1993 represents the pre-tax loss on the sale of the company's 49.6% interest in Companhia Nacional de Cimento Portland. The gain on sale of assets in 1992 represents the pre-tax gain on the sale of the capital stock of Compania Argentina de Cemento Portland, S.A. (See
Note 5).


19. Long-term Debt

Due to the Chapter 11 proceedings, the filed companies are in default under their financing agreements. Long-term debt subject to compromise has been classified as liabilities subject to Chapter 11 proceedings in the accompanying consolidated balance sheets (See Note
17).


20. Production Payment

The company entered into a production payment arrangement concerning specific limestone reserves located adjacent to two cement plants, and pursuant to the terms of the document, is obligated to extract and process those reserves into cement for the purchaser free and clear of all expenses. The purchaser is also entitled to receive the income from mining, or specific fixed payments, whichever is less. The proceeds have been deferred and are being reflected in income, together with related costs and expenses, as the limestone is produced into cement and the cement is sold. An amount equivalent to interest, which is expensed currently, is payable by the company at a maximum rate of prime plus 1/4% through 1990 and prime plus 1/2% through maturity. The company is presently accruing interest on the unpaid balance at the penalty rate of three-month LIBOR plus 1 3/4%.

One of the cement plants involved in the processing of the reserves was included in the company's restructuring program but which, in accordance with the plan of reorganization, is expected to be retained by the company. The December 31, 1993 production payment balance is $15,000,000. The non-current principal amount of $13,000,000 and unpaid interest of $6,817,000 are included in liabilities subject to Chapter 11 proceedings in the accompanying consolidated balance sheets (See Notes 1 and 17). In accordance with the final settlement with the production payment creditors, reorganized Lone Star will assume this liability at the modified terms included in the settlement. The company will make a payment of $2,000,000 in 1994. Accordingly, this amount is included in other current liabilities in the accompanying consolidated balance sheets.


21. Leases

Net rental expense in 1993, 1992 and 1991 was $5,888,000, $6,325,000 and $6,653,000, respectively. Minimum rental commitments under all non-cancelable leases principally pertaining to land, buildings and equipment are as follows: 1994-$5,427,000; 1995-$4,674,000; 1996-
$640,000; 1997-$531,000; 1998-$522,000; after 1998-$450,000.  Certain leases include options for renewal or purchase of leased property.

In accordance with the provisions of the Bankruptcy Code, the company rejected certain executory contracts and leases in 1991 (See Note 17). A total of $3,212,000 has been accrued related to rejected leases and is included in prepetition liabilities in the accompanying consolidated balance sheets.

A subsidiary of the company is leasing its Florida cement plant for approximately twenty years at a current annual rental of $2,500,000. The lease can be cancelled at the end of 1999 upon written notice by the lessee. The lease contains an option that allows the lessee to purchase the cement plant at the end of the lease term at the assets' then fair market value. The carrying value of the plant at December 31, 1993, net of accumulated depreciation was $31,335,000.


22. Redeemable Preferred Stock

At December 31, 1993, 1992 and 1991, the company had 375,000 shares outstanding of its $13.50 cumulative convertible redeemable preferred stock originally issued for $37,500,000.

In accordance with the provisions of the preferred stock issue, holders of the stock are entitled to receive cumulative cash dividends of $13.50 per share annually, payable quarterly. Under a mandatory sinking fund provision, the company is required to redeem one-fifth of the shares annually, beginning in September 1992 at $100 per share. Mandatory redemption can be satisfied with the company's common stock, at its option. Each share of $13.50 preferred stock is convertible into 2.546 shares of common stock, subject to adjustment in certain events. As a result of the Chapter 11 filings, the company is unable to comply with terms related to mandatory redemption of the preferred stock and the payment of dividends. The company stopped accruing preferred dividends as of the last payment date, September 15, 1990. The dividends are, however, used in computing net loss per common share. The total of dividends in arrears on the $13.50 preferred stock at December 31, 1993 was $16,671,000. The aggregate amount of such dividends must be paid before any dividends are paid on the common stock. As of December 31, 1993, thirteen quarterly dividend payments have not been made.

The redeemable preferred stock will be cancelled upon the plan of reorganization becoming effective.


23. Non-Redeemable Preferred Stock

Authorized: 3,500,000 shares of $4.50 cumulative convertible preferred stock, par value $1.00 per share. Transactions in non-redeemable preferred stock are as follows (dollars in thousands):

                                                       $4.50
                                                  Shares   Value
Balance December 31, 1990.....................    12,054   $ 271
Conversions of stock..........................      (679)    (15)
Balance December 31, 1991.....................    11,375     256
Conversions of stock..........................      (176)     (4)
Balance December 31, 1992.....................    11,199     252
Conversions of stock..........................      (179)     (4)
Balance December 31, 1993.....................    11,020   $ 248


Each share of $4.50 preferred stock (stated value $22.50 per share) is convertible into four shares of common stock. Such stock is callable at the option of the company. The $4.50 non-redeemable preferred stock is entitled, upon involuntary liquidation, to $100 per share, or $1,102,000 which is $854,000 in excess of the carrying value.

In accordance with the provisions of the preferred stock issue, holders are entitled to receive cumulative cash dividends of $4.50 per share annually, payable quarterly. As a result of the Chapter 11 filings, the company is unable to make any dividend payments. The company stopped accruing preferred dividends as of the last payment date, September 15, 1990. The dividends are, however, used in computing net loss per common share. The total of dividends in arrears on the $4.50 preferred stock at December 31, 1993 was $167,000. The aggregate amount of such dividends must be paid before any dividends are paid on the common stock. As of December 31, 1993, thirteen quarterly dividend payments have not been made.

The non-redeemable preferred stock will be cancelled upon the plan of reorganization becoming effective.


24. Common Stock

Authorized: 25,000,000 shares of common stock, par value $1.00 per share. Transactions in common stock are as follows:


                                             Common      Treasury
                                             Shares        Shares
Balance December 31, 1990.............   18,098,587     1,538,810
Conversions of preferred stock........        2,716           -
Issuance of treasury stock............          -         (58,416)
Balance December 31, 1991.............   18,101,303     1,480,394
Conversions of preferred stock........          704           -
Issuance of treasury stock............          -         (22,223)
Balance December 31, 1992.............   18,102,007     1,458,171
Conversions of preferred stock........          716           -
Balance December 31, 1993.............   18,102,723     1,458,171


At December 31, 1993, the company has reserved 4,572,484 shares of its authorized but unissued common stock for possible future issuance in connection with conversions of the $4.50 non-redeemable preferred stock (44,080 shares), $13.50 redeemable preferred stock (954,750 shares), and the exercise of stock options (3,572,938 shares). The payment of cash dividends on common stock is not permitted as the company is in default under its financing agreements and as a result of the Chapter 11 filings.

In May 1991, the company began using treasury shares for the purchase by employees of Lone Star common stock under the Lone Star Employee Stock Purchase Plan and to meet its related matching contributions. The plan was terminated as of March 16, 1992.

The common stock will be cancelled upon the plan of reorganization becoming effective.


25. Shareholder Rights Plan

In June 1988, the company adopted a Shareholder Rights Plan in which preferred stock purchase rights ("Rights") were distributed as a dividend to common shareholders as of the close of business on June 22, 1988.

The Shareholder Rights Plan provides that under certain circumstances each Right will entitle the holder to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock par value $1.00 per share at an exercise price of $100 per Right. Upon exercise, each holder of a Right will also have the right to receive common stock (or a package of other Lone Star securities and/or cash) having a value equal to two times the exercise price of the Right. Unless redeemed, the Rights become exercisable if a person or group acquires 20% or more of the outstanding shares of common stock or commences a tender or exchange offer which would result in the ownership of 20% or more of the outstanding common stock. The Rights also become exercisable if a person or group acquires 15% or more of the outstanding common shares and the non-officer members of the Board of Directors determine that the owner of such shares is an "adverse person" because such ownership is likely to have a material adverse impact on the company, or that such ownership is intended to cause the company to purchase those persons' common stock, or to enter into transactions intended to provide short-term gain to such persons when the Board of Directors determines the long-term interests of the company and its stockholders would not be served by such transaction. The Rights Plan is designed to deter coercive or unfair takeover tactics and to prevent an acquirer from gaining control of the company without offering a fair price to all shareholders. The rights expire on June 22, 1998 unless redeemed prior to that date. As of December 31, 1993, there were 16,644,552 Rights outstanding. The Shareholder Rights Plan will be cancelled upon to the plan of reorganization becoming effective.


26. Stock Options

Transactions in options outstanding and exercisable as of and for the years ended December 31, 1993, 1992 and 1991 are as follows:

                                 Option
                               Exercise       Options     Options
                                  Price   Outstanding Exercisable


Balance December 31, 1990 $13.50 -$35.625   3,008,127  3,008,127
 Options granted.........   5.00              100,000        -
 Options expired or
 cancelled...............  13.50 - 35.625  (2,328,921)(2,328,921)
Balance December 31, 1991   5.00 - 35.625     779,206    679,206
 Options which became
 exercisable.............   5.00                  -      100,000
 Options expired or
 cancelled...............  13.50 - 35.625     (85,715)   (85,715)
Balance December 31, 1992   5.00 - 35.625     693,491    693,491
 Options expired or
 cancelled...............  13.50 - 35.625     (22,750)   (22,750)
Balance December 31, 1993 $ 5.00 -$35.625     670,741    670,741



Options available for future grants were 2,902,197 at December 31, 1993 and 2,879,447 at December 31, 1992. All existing stock options have been cancelled in accordance with the confirmed plan of reorganization.


27. Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and short-term investments - the carrying amount approximates fair value because of the short maturity of those instruments.

Note receivable - a non-trade note receivable is carried at its expected recoverability which is estimated by using the present value of future cash flows discounted at a rate appropriate with the credit risk involved. It is not practicable to estimate the fair value of this note.

Long-term debt - the fair value of the company's long-term debt is not presently determinable due to the company's Chapter 11 proceedings. The plan of reorganization has been confirmed and the holders of long-term debt will receive cash, senior unsecured notes, secured notes of the liquidating company and common stock in reorganized Lone Star (See
Note 3).


28. Other Income, Net

Other income, net, consists of the following (in thousands):

                                     1993       1992         1991
Rental income................  $    8,817 $    8,910   $    9,793
Interest on income tax refund         -        3,051          -
Other interest income........       1,080        942        3,201
Interest income on
 investments.................         159        227        1,186
Other, net...................       1,182        694          567
                               $   11,238 $   13,824   $   14,747




29. Pension Plans

The company sponsors a number of defined benefit retirement plans which cover substantially all employees. Defined benefit plans for salaried employees provide benefits based on employees' years of service and average compensation. Defined benefit plans for hourly paid employees generally provide benefits of stated amounts for specified periods of service. The company's policy is to fund at least the minimum amount required under ERISA in accordance with appropriate actuarial assumptions.

Net periodic pension cost of defined benefit plans for 1993, 1992 and 1991 included the following components (in thousands):

                                     1993       1992        1991
Interest cost................  $   10,236 $    9,987  $   10,048
Service cost - benefits
 during the period...........       1,363      1,266       1,289
Actual return on plan assets.     (11,913)    (6,432)     (5,360)
Net amortization and deferral       3,404     (2,129)     (3,974)
Net pension cost.............  $    3,090 $    2,692  $    2,003



During 1991, the company recognized pre-tax settlement and curtailment gains of approximately $828,000. The gains primarily resulted from the transfer to other pensions trusts of assets and liabilities of certain salaried and hourly plans related to joint ventures.

The following table presents the plans' funded status and amounts recognized in the accompanying consolidated balance sheets at December 31, 1993 and 1992 (in thousands):


                           December 31, 1993   December 31, 1992

                             Over-    Under-     Over-    Under-
                            funded    funded    funded    funded
                             Plans     Plans     Plans     Plans

Actuarial present value of
 benefit obligations:
  Vested benefits........ $    333  $142,642  $ 31,424  $ 89,206
  Non-vested benefits....      -       3,205       833       317
Accumulated benefit
 obligation.............. $    333  $145,847  $ 32,257  $ 89,523
Projected benefit
 obligation.............. $    333  $148,729  $ 35,599  $ 89,523
Plan assets at fair value      337   103,191    36,418    58,806
Projected benefit
 obligation (in excess of)
 or less than plan assets        4   (45,538)      819   (30,717)
Unamortized net asset at
 January 1, 1987.........      (64)   (1,366)      (74)   (1,613)
Unamortized prior service
 cost ...................      -      (3,161)   (5,195)    1,655
Adjustment required to
 recognize minimum
 liability...............      -     (22,594)      -     (11,440)
Unrecognized net loss
 (gain)..................      185    28,589      (266)   12,049
Pension asset/(liability) $    125  $(44,070) $ (4,716) $(30,066)



The weighted average discount rates of 7.0% and 8.5% in 1993 and 1992, respectively, and the rate of annual increase in future compensation levels of 5.5% in both 1993 and 1992, were used in determining the actuarial present values of the projected benefit obligation. The expected long-term rates of return on plan assets were 8.0% and 9.0% for 1993 and 1992, respectively.

Certain union employees are covered under multi-employer defined benefit plans administered under collective bargaining agreements. Multi-employer pension expenses and contributions to the plans in 1993, 1992 and 1991 were approximately $300,000, $400,000 and
$500,000, respectively.

The assets of certain of the company's various employee pension plan trust funds are maintained for investment purposes in a master trust, held by The Northern Trust Company. In 1983, the master trust purchased four operating properties from the company for the benefit of participating pension plans, and leased back partial use of the properties to the company. As a result of various transactions, by 1987 only one property continued to be leased to a party in interest with respect to the master trust under circumstances that may result in a prohibited transaction under ERISA and the Internal Revenue Code (as no longer meeting the "geographical diversity" test for "Qualified Employer Real Property" governing transactions between a company and its pension plans). As a result, in December 1988, the company filed a request with the Department of Labor for an administrative exemption from the prohibited transaction restrictions of ERISA and the Internal Revenue Code. In furtherance of its application for exemption and as requested by the Department of Labor, the company appointed an independent fiduciary for the property. The company's December 1990 bankruptcy filing delayed the exemption request. The company has reached an agreement, subject to Bankruptcy Court and Department of Labor approval, with the fiduciary and the master trust whereby the company will contribute additional cash to the pension plan. In addition, the company has reached an agreement with the Pension Benefit Guaranty Corporation ("PBGC") whereby the company will settle the PBGC's claim in its bankruptcy proceedings by contributing additional cash to the pension plan and secure future obligations by granting to the PBGC a mortgage on the Oglesby plant, and a security interest in the Kosmos Cement Company partnership.

In 1993 and 1992, as required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", the company recorded an additional pension liability, totalling $22,594,000 and $11,440,000 at December 31, 1993 and 1992, respectively, to reflect the excess of accumulated benefits over the fair value of pension plan assets. To the extent that these additional liabilities exceeded related unrecognized prior service cost, the increase in liabilities was charged directly to shareholders' equity.


30. Postretirement Benefits Other than Pensions

The company provides retiree life insurance and health plan coverage to employees qualifying for early, normal or disability pension benefits under the company's salaried employees pension plan and certain of the pension plans providing for hourly-compensated employees. Life insurance protection presently provided to retirees under the salaried employees pension plan is one-half their active employment coverage declining to 25% of their active employment coverage at age 70. The coverage provided under hourly plans is fixed, as provided under the terms of the plans. Health care coverage presently is extended to retirees and their qualified dependents during the retirees' lifetime. The coverage provided assumes participation by the retiree in the Medicare program and benefit payments are integrated with Medicare benefit levels. The company's postretirement benefit plans other than pension plans are not funded. Claims are paid as incurred.

Benefits paid were approximately $9,444,000, $9,600,000 and $10,400,000 for the years ended December 31, 1993, 1992 and 1991. The cost of these benefits, net of liabilities recorded related to acquisitions, was expensed as claims were paid and approximated
$8,900,000 for the year ended December 31, 1991.

As of January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS No. 106"). In accordance with the requirements of the statement, the company has changed its accounting for postretirement benefits from a cash basis to an accrual basis over an employee's period of service, and has recognized the full liability as of the adoption date. The cumulative effect of the change in accounting principle resulted in a pre-tax charge of $144,654,000 offset by tax benefits of $14,144,000 for a net after-tax charge of $130,510,000 or $7.84 per share. The effect of adoption of SFAS No. 106 on 1992 operating results was to decrease earnings by approximately $3,919,000 or $0.24 per share.

Net periodic postretirement benefit cost for 1993 and 1992 included the following components (in thousands):

                                                1993        1992

Service cost - benefits attributed to
 service during the period..............  $    1,912  $    1,704
Interest cost on accumulated
 postretirement benefit obligation......      12,341      11,854
Net periodic postretirement benefit cost  $   14,253  $   13,558


The actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, are as follows at December 31, 1993 and 1992 (in thousands):

                                                1993        1992

Accumulated postretirement benefit obligation:
 Retirees...............................  $  120,716  $  109,306
 Fully eligible active plan
 participants...........................      25,789      21,142
 Other active plan participants.........      24,777      18,125
Accumulated postretirement benefit
 obligation.............................     171,282     148,573
Unamortized prior service cost..........       2,613         -
Unrecognized net loss...................     (20,513)        -
Accrued postretirement benefit cost.....     153,382     148,573
Less current portion....................      11,432      10,955
Long-term accrued post-retirement benefit
 cost...................................  $  141,950  $  137,618


The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 8.5% for 1993 and 1992, respectively. Compensation levels are assumed to increase at a rate of 5.5% annually.

For measurement purposes, a 17% and 11% annual medical rate of increase was assumed for 1993 for pre-medicare and post-medicare claims, respectively; the rate was assumed to decrease 1% each year to 6% per year after 2002 for pre-medicare claims, and decrease 1/2% per year to 6% after 2000 for post-medicare claims. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $13,200,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1993 by approximately $1,200,000.

In the first quarter of 1993, the Kosmos Cement Company partnership, in which the company owns a 25% interest, adopted SFAS No. 106. As a result, the company recognized a charge of $782,000 or $0.05 per share representing its share of the partnership's cumulative effect of the change in accounting principle.

Two other domestic joint ventures are not required to adopt SFAS No. 106 until 1995. The effect of adoption of SFAS No. 106 by each of the joint ventures is not presently determinable.

The company has reached a settlement with the salaried retirees and an agreement in principle with the union employees with respect to reductions and modifications of existing retiree medical and life insurance benefits. The company expects to finalize the agreement in principle prior to the plan of reorganization becoming effective.

The liability related to postretirement benefits at December 31, 1993 does not reflect the results of any of these agreements.


31. Income Taxes

In 1992, the company and its Brazilian joint venture (CNCP - See Note
10) adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), effective January 1, 1992. The cumulative effect of the change in accounting principle as of January 1, 1992 was an increase in earnings of $11,596,000. The effect of the adoption of SFAS No. 109 on financial results for the year ended December 31, 1992 was to increase the company's share of CNCP's income tax expense by approximately $2,660,000, and decrease domestic income tax expense by approximately $399,000, resulting in a net decrease of approximately $2,261,000 or $.14 per share.

In 1991, the company's international joint ventures had adopted
Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" ("SFAS No. 96") with retroactive application to all prior periods.

(Provision) credit for income taxes consists of the following (in thousands):

                                    1993        1992        1991
Federal:
  Current.................... $   (1,541)  $      -    $     -
  Deferred:
   Difference between tax and
    book depreciation........     (3,320)       1,700      2,244
   Investment and other credits      635          -          -
   Net operating loss
    carryforward.............     (6,209)       3,217      6,779
   Restructuring.............      3,132        7,820     (6,870)
   Sale of international
    joint venture............     26,093        6,014        -
   Valuation allowance.......    (17,961)     (15,422)       -
   Other, net................     (1,735)      (3,329)       646
Total deferred...............        635          -        2,799
Total federal................       (906)         -        2,799
Foreign:
  Current....................        -           (374)    (1,422)
  Deferred tax on unremitted
   foreign earnings..........     12,132       (2,246)      (979)
Total foreign................     12,132       (2,620)    (2,401)
State and local:
  Current....................       (621)        (300)      (240)
  Deferred...................        (59)         -           82
Total state and local........       (680)        (300)      (158)
Joint venture taxes..........     (4,195)     (11,558)    (1,741)
                              $    6,351   $  (14,478) $  (1,501)



The company has investment tax credit carryforwards for federal income tax purposes of $15,610,000 which expire at various dates through 2001. The company also has regular tax net operating loss carryforwards of approximately $105,122,000 which expire at various dates through 2007 and an alternative minimum tax credit carryforward of $4,682,000. The Internal Revenue Code of 1986, as amended (the "Code"), imposes limitations under certain circumstances on the use of carryforwards upon the occurrence of an "ownership change" (as defined in Section 382 of the Code). An "ownership change" will result from the issuance of equity securities by the company as part of its Plan of Reorganization (See Note 35). Such an "ownership change" could limit the use or continued availability of the company's carryforwards.

Under SFAS No. 109, a portion of these carryforwards has been used for financial purposes to offset the tax effect of temporary differences between book carrying values and tax basis of certain assets which will reverse during the carryforward period.


The following is a schedule of consolidated pre-tax loss and a reconciliation of income taxes computed at the U.S. statutory rate to the provision (credit) for income taxes (in thousands):

                                    1993         1992        1991
Loss before income taxes and
 cumulative effect of changes
 in accounting principles.... $  (41,609)  $  (30,950) $   (4,046)

Tax benefits computed at
 statutory rates.............     14,563       10,523       1,376
 (Decreases) increases resulting
   from:
 Foreign subsidiaries, net...        397           79          15
 Corporate joint ventures....      9,405       (9,358)     (2,734)
 Restructuring...............        -            -           -
 State tax, net..............       (680)        (300)       (158)
 Other.......................        627          -           -
 Valuation allowance.........    (17,961)     (15,422)        -
                              $    6,351   $  (14,478) $   (1,501)



The components of net deferred tax assets (liabilities) as of December 31, 1993 and 1992 are as follows (in thousands):

                                             1993           1992

Current tax assets related to:
  Reserves........................       $  3,083      $  9,876
  Miscellaneous...................          7,196         6,486
                                           10,279        16,362

Non-current tax assets related to:
  Reserves not yet deducted.......         47,777        37,283
  Reserve for retiree benefits....         53,154        49,182
  Loss carryforwards..............         36,793        43,002
  Investment credits..............         15,610        15,610
  Alternative minimum tax credits.          4,682         4,047
  Miscellaneous...................          8,691         7,976
                                          166,707       157,100

Non-current tax liabilities related to:
  Fixed assets....................        (72,574)      (69,254)
  Domestic joint ventures.........        (18,336)      (10,636)
  International joint ventures....            -         (26,093)
                                          (90,910)     (105,983)

Valuation allowance...............        (85,441)      (67,479)
Net federal tax asset.............            635           -

Foreign taxes.....................            -         (12,132)
State & other.....................         (3,991)       (3,480)
Net deferred......................       $ (3,356)     $(15,612)



Income taxes paid during 1993, 1992 and 1991 were $1,038,000, $637,000 and $2,571,000, respectively.


32. Environmental Matters

The company is subject to federal, state and local laws, regulations and ordinances pertaining to the quality and the protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and sold properties.

While it is not possible to predict with accuracy the range of future costs for the company's program of compliance with current or future environmental regulations or their expected impact on the company, the capital, operating and other costs of the program could be substantial.

In order to save on fuel costs, the company is blending and burning waste fuels at two of its cement manufacturing plants and this process involves permitting and compliance with applicable state and federal environmental regulations. While the company believes it is in substantial compliance with such regulations, changes in them or in their interpretation by the relevant agencies could effectively prohibit the use of, or make prohibitive the cost of using, waste fuels, thus depriving the company of the savings. On February 22, 1994, the United States Court of Appeals for the District of Columbia Circuit (i) vacated and remanded a standard promulgated by the U.S. Environmental Protection Agency ("U.S. EPA") for ascertaining the presence of products of incomplete combustion, specifically in wet process cement kilns that burn hazardous waste fuels, ruling that the standard had been promulgated without sufficient notice, but (ii) upheld related non-specific standards as applicable to wet kilns. Unless the Court's decision is reversed or a modification of the remanded standard is adopted by U.S. EPA, the company's Greencastle, Indiana cement plant may have to cease or curtail its use of hazardous waste fuels. The company, with other cement producers, plans to file a motion for reconsideration including a stay of the effect of the remand pending a final decision. Meanwhile, the company is discussing with U.S. EPA modifications of the remanded standard that would make it possible for plants like the Greencastle plant to continue to burn hazardous waste fuels. The Court's ruling does not affect the use of hazardous waste fuels at the company's Cape Girardeau, Missouri cement plant.

Since 1991, federal and state environmental agencies have conducted inspections and instituted inquiries and administrative actions regarding waste fuel operations at both of the company's waste fuel burning facilities. In September 1993, U.S. EPA, Region V, commenced an administrative enforcement action alleging violations of certain requirements of RCRA, against the company regarding the use of hazardous waste fuels at its Greencastle, Indiana cement plant and seeking civil penalties totaling over $3,800,000 and certain affirmative injunctive relief. The action against the company is one of thirty such actions (against a number of entities) brought as part of an EPA Headquarters Enforcement Initiative seeking aggregate fines in excess of $19,800,000. The company has negotiated a Consent Agreement and Final Order with the agency, subject to Bankruptcy Court approval, whereby it will pay a total of $315,000 in civil penalties and will not be subject to specific injunctive relief beyond complying with regulations. The company is also entering into a consent order, subject to Bankruptcy Court approval, with state environmental authorities relating to alleged violations of state regulations regarding the handling of waste fuels at the Greencastle plant.

The Bevill Amendment to the federal Resource Conservation and Recovery Act, as amended ("RCRA"), 42 U.S.C. Sec. 6901, et seq., which relates to environmental management of cement kiln dust, a by-product of cement manufacturing, is currently under review by the U.S. Environmental Protection Agency ("U.S. EPA") and may be substantially altered. It is impossible at this point to predict with accuracy what increased costs (or range of costs), if any, changes in the regulation of CKD disposal would impose on the company.

The company and certain of its subsidiaries have been identified as parties that may be held responsible by various federal, state and local authorities with respect to contamination at certain sites of former operations or sites where waste materials from the company or its subsidiaries, such as equipment containing polychlorinated biphenyls, were deposited, including sites placed on the National Priority List ("NPL") pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (known as "CERCLA" or the "Superfund Act"). These include sites located: in Utah (seven sites, including three NPL sites discussed below); Indiana (one NPL site);
Texas (three sites, including one NPL site); Massachusetts (one non-
NPL site); Missouri (one NPL site); Washington (two NPL sites);
Minnesota (two sites, including one NPL site and one non-NPL site described below); Colorado (one NPL site); Florida (four sites, including two related NPL sites and two non-NPL sites described below); California (one non-NPL site described below) and Mississippi (one non-NPL site described below).

Except for the Utah NPL site described below, all of the NPL sites referred to above involve numerous potentially responsible parties ("PRP's") and factual investigation indicates that in each case the company's or subsidiary's contributions of waste were small in comparison to those of other PRP's. In addition, the company has notified relevant federal and state environmental agencies of its Chapter 11 bankruptcy filing, providing them an opportunity to file claims by the bar date of October 15, 1991. Except for the Utah sites, no claims were filed by the agencies with respect to NPL sites, none of which are owned or leased by the company or its subsidiaries. A number of PRP's also filed bankruptcy claims with respect to various NPL sites; these claims have either been (i) allowed in full as de minimis, (ii) resolved through negotiation and allowed as general unsecured claims or (iii) objected to in the company's Chapter 11 proceedings.

Following are descriptions of proceedings involving certain NPL and non-NPL sites mentioned above:

In July 1989, the company was advised by U.S. EPA, Region VIII that it was a PRP under CERCLA with respect to three adjoining sites in Salt Lake City, Utah on which CKD from the company's Utah cement plant had been deposited and in July 1990, the EPA and the Utah Department of Health issued a record of decision selecting a remedial action (Operable Unit One) calling for removal of the CKD, over a period of time, to a location to be selected in the Salt Lake City vicinity where an industrial type landfill would be constructed. The company has reached agreement with the U.S. Department of Justice, the State of Utah and certain county authorities regarding a settlement of outstanding claims relating to CKD deposits at all Utah sites (including three non-NPL sites) pursuant to which EPA will receive a general unsecured claim in the company's bankruptcy proceedings in exchange for releases from further liability for investigation and clean-up costs and natural resource damage claims and protection against third-party claims for investigation and clean-up costs. The agreement is subject to review by higher level authorities in the respective governmental agencies and to approval by the Federal District Court in Utah and the Bankruptcy Court.

In October 1989, the company commenced an action in United States District Court in Utah seeking contribution from the two principal owners of these Utah NPL sites, who had also been named PRP's, for their share of investigative clean-up costs. Following pre-trial litigation, settlement agreements with the landowners were negotiated and approved by the Bankruptcy Court, pursuant to which the landowners will receive general unsecured claims in the company's bankruptcy proceedings and all their claims against the company will be dismissed with prejudice, subject to the landowners' reaching settlements with EPA and the State, negotiation of which is in the final stages.

The total amount of general unsecured claims reserved for and attributable to settlement and discharge in bankruptcy for these NPL sites, as well as certain non-NPL sites in Utah where CKD was deposited, is not expected to exceed $20,000,000.

In a transaction in the early 1970's, the company acquired subsidiaries that conducted woodtreating or wood-dipping operations at two sites in Florida and one site in Minnesota. Contamination from chemicals at these non-NPL sites has been the subject of various proceedings by federal, state or local environmental authorities, as well as lawsuits commenced by private parties.

In 1992, pursuant to an Administrative Order on Consent with U.S. EPA, Region IV, entered into prior to its Chapter 11 filing, a clean up of soils and water in excavated areas at the Dania, Florida site was completed by a debtor-subsidiary of the company and approved by EPA in 1992. The subsidiary is negotiating a stipulation with the State of Florida Department of Environmental Protection (which filed a claim in the company's bankruptcy proceedings) committing to undertake a groundwater monitoring program and, if necessary, groundwater treatment in exchange for the State's withdrawing its bankruptcy claim.

In 1992, pursuant to a stipulation in Florida state court, executed prior to its Chapter 11 filing, a debtor-subsidiary of the company completed the clean-up of soils under Florida environmental regulations at a site in Dade County, Florida which it had leased for woodtreating operations in the 1960's and 1970's. The subsidiary has been conducting negotiations with state and county environmental authorities regarding entry into a consent decree whereby the subsidiary would commit to undertake a groundwater monitoring program and, if necessary, groundwater treatment, in return for withdrawal of bankruptcy claims and a specified monetary cap on future clean-up liability.

Prior to its Chapter 11 filing, the subsidiary filed a lawsuit in federal district court in Florida against other PRP's, including past and present owners of the site, for cost recovery and contribution under CERCLA. Two of the PRP's filed counterclaims and claims against the subsidiary, an intermediate debtor-subsidiary and the company in the bankruptcy proceedings. The subsidiary is conducting settlement negotiations with the PRP's pursuant to which they will reimburse the subsidiary for a portion of its clean-up costs and dismiss their federal court and bankruptcy claims with prejudice and the subsidiary will dismiss its federal court claims against them with prejudice.

The purchaser of a former woodtreating site located in Minneapolis, Minnesota, from a non-debtor subsidiary of the company has invoked an indemnification given by the subsidiary and guaranteed by the company with respect to third-party claims against the purchaser for alleged groundwater contamination purportedly caused by woodtreating chemicals used by the subsidiary. In late 1993, the parties entered into an agreement, approved by the Bankruptcy Court, pursuant to which the purchaser will receive a general, unsecured claim in the amount of $3,400,000 in the company's bankruptcy proceedings in return for its agreement to use the proceeds of the claim to clean up the contamination under a consent order it is to enter into with Minnesota State environmental authorities. The parties have exchanged releases of all claims arising out of this matter. The third party has received a cash payment from the non-debtor subsidiary and its court claim has been dismissed with prejudice.

In August 1992, Santa Cruz County, California environmental authorities served written notice of a criminal and civil investigation of long-term waste disposal practices at a site formerly owned by the company and now owned by a partnership in which the company holds an interest. The company has entered into a stipulation, approved by the Bankruptcy Court, whereby the environmental authorities will receive an administrative claim in the company's bankruptcy proceedings in exchange for release of the company from all criminal and civil liabilities. Also, the company is committed to undertake closure of the investigated area. The company expects the amount related to clean-up, certain monitoring, consulting and legal expenses, and the claim allowed in its Chapter
11 proceedings related to the above sites in Florida, California and other locations will not exceed $8,400,000.

The company's ultimate liability for remediation and other costs, at these and other sites, in excess of amounts recorded in the accompanying consolidated financial statements is not presently determinable.


33. Litigation

As a result of the filing of Chapter 11 petitions by Lone Star and certain of its subsidiaries, the prosecution of litigation against such entities involving matters arising prior to the bankruptcy filing was stayed. Such stay could be lifted by the Bankruptcy Court in appropriate circumstances.

Between 1983 and 1989 a Lone Star subsidiary (among those in bankruptcy) manufactured and sold approximately 500,000 concrete railroad crossties to various railroads. In 1989 and early 1990 purchasers of most of the crossties sued Lone Star and such subsidiary, alleging that the crossties were defective because of cracking, and seeking substantial compensatory and punitive damages. The suits by four purchasers, which sought damages of over $200,000,000 were consolidated for pre-trial purposes in the U.S. District Court for the District of Maryland under the Federal Courts Multi-District Rules. In addition, an administrative proceeding was brought by the Baltimore Mass Transit Authority ("MTA"), involving crossties sold to the MTA, and an MTA procurement officer found Lone Star and its subsidiary liable to the MTA for damages in an amount of approximately $10,000,000.

Lone Star determined that it would be in the best interest of the company to settle the proceedings brought by the railroads, and in late 1992 Lone Star entered into separate agreements with each of them providing for the release of their respective claims against the company and its subsidiaries relating to the crossties, and for the railroads to receive in the aggregate allowed liquidated unsecured claims in its bankruptcy proceedings of $57,200,000, for one railroad to receive a cash payment of $5,000,000 and for the payment of $4,384,000 to another railroad from an escrow fund established to hold the proceeds from the sale of property by a Lone Star subsidiary on which that railroad had obtained liens in the litigation. These agreements have been approved by the Bankruptcy Court, and the $9,384,000 cash payments have been made. The claims are being treated in accordance with the provisions of the company's plan of reorganization for claims of this type.

In 1989 Lone Star and its subsidiary filed a plenary action in the Maryland Federal District Court, and third party complaints in other actions, against Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc., alleging breach of warranties in connection with the purchase from Northeast Cement Co. by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the above proceedings and claiming a fraudulent sale of defective cement. The plenary action and the third party complaints sought compensatory damages growing out of the various crosstie actions, including the foregoing settlements and defense costs at approximately $15,750,000. The plenary action brought against the cement supplier was tried before a jury in the Maryland Federal District Court in late 1992. The jury found that Lone Star had proven its claims of fraud, breach of certain warranties and negligence, but Lone Star's recovery was limited to $1,213,000 for direct lost profits due to limitations on the awarding of damages in the trial judge's instructions to the jury. Lone Star believes that these instructions were in error and filed a motion for a new trial on damages based on the judge's refusal to permit the jury to even consider certain damages. The cement supplier also moved for judgment as a matter of law and for a new trial. Following a hearing on March 5, 1993 the judge denied these motions. Lone Star consequently has appealed to the Federal Circuit Court of Appeals for the Fourth Circuit for a new trial on the issue of damages. Lafarge has also filed an appeal. Oral argument on the appeals was held on December
8, 1993 and a decision by the Court of Appeals is expected in the near future.

The primary insurance carrier insuring the company has asserted that Lone Star has only limited insurance coverage for the various crosstie claims and, while agreeing that certain defense costs are covered by insurance, did not agree to Lone Star's position as to the amount of defense costs covered. Consequently, in 1989 Lone Star began an action in the Superior Court of the State of Delaware against the insurance companies (both primary and excess carriers) which insured it during the 1983 to 1989 period, seeking a declaratory judgment as to their duty under the applicable policies to indemnify Lone Star for all damages incurred by it in the various crosstie proceedings which includes the settlements of $66,584,000 and as to the duty of the primary insurance carrier to pay the costs of defending those proceedings. The Superior Court has made a preliminary ruling that the primary insurance carrier has a duty to pay certain of the costs of the company's defense in the crosstie proceedings. Lone Star has received a portion of its defense costs from such insurance carrier and has reached an agreement with this carrier, approved by the Bankruptcy Court, as to additional payments. Negotiations are in progress with the insurance carrier for further payments of defense costs and any agreement reached must also be approved by the Bankruptcy Court. A portion of defense costs due to Lone Star under the already approved agreement will be offset against amounts claimed by the insurance carrier to be due it from Lone Star but not paid because of the company's 1990 Chapter 11 filing.

Lone Star and certain of the insurance carriers have been negotiating a settlement of the indemnity action (which would be subject to approval by the Bankruptcy Court). Pre-trial preparation in the action has been stayed by agreement of the parties during these negotiations. Lone Star anticipates continuing the indemnity action against any insurance carrier as to which no settlement is reached.

A settlement has been reached in the consolidated shareholders' class action lawsuits brought against the company and certain of its past and present officers and directors. The settlement involves the actions entitled Cohn v. Lone Star Industries, Inc., et al. filed in November 1989 on behalf of persons who purchased Lone Star common stock between February 8, 1988 and November 16, 1989 and the action entitled Garbarino, et ano. v. Stewart, et al. filed in December 1990 on behalf of persons who purchased Lone Star common stock between November 16, 1989 and December 9, 1990. The settlements were adopted and approved by an order and final judgment of a magistrate judge and the order and judgment was in turn approved and adopted by an order of the U.S. District Court for the District of Connecticut on January 20, 1994.

The terms of the settlement agreement, which was entered into by Mr. James E. Stewart, the former Chairman and Chief Executive Officer of Lone Star, includes the dismissal of the claims against Mr. Stewart and the officers and directors of Lone Star and the agreement of Lone Star's directors and officers liability insurers to pay $40,000,000 to establish settlement funds on behalf of the plaintiff classes.
Lone Star has been dismissed without prejudice from the Cohn action, the only action in which it was named as a defendant by the plaintiffs. The settlement does not constitute an admission by Lone Star, or any of its past and present officers, directors and employees of any liability or wrongdoing on their part. The company has agreed to, and the Bankruptcy Court has approved, $2,500,000 of general unsecured claims in the aggregate for the representatives of the plaintiffs in both the Cohn and Garbarino actions.


34. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 1993 and 1992 is as follows (in thousands except per share data):

                                          Quarter
1993                       First     Second      Third    Fourth
Net sales............. $  32,477  $  70,580  $  72,778 $  64,236
Gross profit (loss)... $    (638) $   9,147  $  10,994 $   8,311
Net income (loss)..... $ (14,357) $ (28,287) $  11,480 $  (4,876)
Net income (loss) per common share:
Primary and fully
 diluted.............. $   (0.94) $   (1.78) $    0.61 $   (0.37)


                                          Quarter
1992                       First     Second      Third    Fourth
Net sales............. $  33,500  $  64,685  $  73,400 $  58,513
Gross profit.......... $    (950) $   7,534  $  13,000 $   3,945
Net income (loss)..... $(129,559) $   3,139  $ (36,847)$  (1,075)
Net income (loss) per common share:
Primary and fully
 diluted.............. $   (7.87) $     .11  $   (2.29)$    (.14)




(1) Gross profit is net of depreciation expense relating to cost of sales of $18,420,000 and $18,179,000 in 1993 and
            1992, respectively.
(2) The effect of preferred stock on the fully diluted earnings per share computation for the quarters of 1993 and 1992 was anti-dilutive and, therefore, primary and fully diluted earnings per share are equivalent.
(3) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in 1993 and 1992 does not equal the total computed for the year due to stock transactions which occurred during 1993 and 1992 (See Note
            24).
(4) In the fourth quarter of 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions", and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" effective January 1, 1992. The first three quarters of 1992 have been restated for the effect of adopting both statements (See Notes 30 and 31).